CADRE HOLDINGS, INC.

13386 International Pkwy

Jacksonville, FL 32218

August 2, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cadre Holdings, Inc.

Registration Statement on Form S-1

File No. 333-257849

Acceleration Request
Requested Date:	August 4, 2021
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cadre Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-257849) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Kane Kessler, P.C., by calling Robert L. Lawrence (212) 519-5103.

Very truly yours,
Cadre Holdings, Inc.

By:	/s/ Blaine Browers
Name: Blaine Browers
Title: Chief Financial Officer

cc: Warren B. Kanders, Cadre Holdings, Inc.

Robert L. Lawrence, Kane Kessler, P.C.

Robert E. Buckholz, Sullivan & Cromwell LLP

Ekaterina Roze, Sullivan & Cromwell LLP